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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                         ------------------------------


                                 MK GOLD COMPANY
                                 ---------------
                                (Name of Issuer)


  COMMON STOCK, $.01 PER SHARE                               55305P100
  ----------------------------                               ---------
 (Title of class of securities)                            (CUSIP number)

                            STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

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(Name, address and telephone number of person authorized to receive notices and communications)

                                SEPTEMBER 1, 1999
--------------------------------------------------------------------------------

             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 55305P100                                             13D                                            Page 2 of 6 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 Leucadia National Corporation
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  New York
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                        27,058,635 (1)
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                      None.
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                   27,058,635 (1)
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                 None.
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                            27,058,635 (1)
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        72.5%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------


(1) As described in Item 4 hereof, pursuant to a Stock Purchase Agreement dated September 1, 1999 as amended, the Reporting Person has the right to acquire 18,058,635 shares out of the 27,058,635 shares indicated, subject to the satisfaction of certain conditions.


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


                     This constitutes Amendment No. 4 to the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of MK Gold Company (the "Company"). Unless otherwise indicated, all capitalized terms used herein have the same meanings ascribed to them in the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.

                     Pursuant to a Stock Purchase Agreement dated September 1, 1999 (the "Stock Purchase Agreement") between Leucadia and the Company, which is filed as Exhibit 1 to this Schedule 13D and more fully described in Item 4, Leucadia has agreed to purchase, subject to certain conditions, and the Company has agreed to sell, subject to certain conditions, 18,058,635 shares of Common Stock, that are authorized but unissued by the Company (the "Shares") at the price of $0.8753 per share, representing the book value of the Shares as at June 30, 1999.

                     The aggregate consideration to be paid by Leucadia for the Shares of $15,806,723 will be paid out of Leucadia's working capital.

                     The information set forth in response to Item 4 is incorporated herein by reference.

Item 4.    Purpose of the Transaction.

                     Leucadia has entered into the Stock Purchase Agreement to provide the Company with sufficient funds to enable the Company to purchase all the issued shares in, and outstanding subordinated debt of, RioMin Exploraciones SA, a 100% owned subsidiary of Rio Tinto plc (the "Acquisition").

                     Because funding for the Acquisition will be required before the sale of the Shares can be completed, the Company has borrowed $15,806,723 from Leucadia pursuant to a Promissory Note dated September 1, 1999 (the "Promissory Note"), which will be returned to the Company as payment of the purchase price for the Shares upon issuance of the Shares. The Promissory Note is included as Exhibit A to the Stock Purchase Agreement.

                     Leucadia will also make $20,000,000 available to the Company pursuant to the existing Credit Agreement, dated as of March 1, 1998 (the "Credit Agreement"), between Leucadia and the Company, subject to the terms of the Credit Agreement.

                     Upon consummation of the Stock Purchase Agreement, Leucadia will beneficially own 27,058,635 shares of Common Stock, which will represent approximately 72.5% of the Common Stock to be outstanding at that time.

                     Each party's obligation to consummate the transaction is subject to certain other conditions, including the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.


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


                     Except as described above, Leucadia has no plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                     The information included in response to Items 3 and 6 hereof is specifically incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.

                     (a) As of the date of this Amendment No. 4, Leucadia owns 9,000,000 shares of Common Stock, representing approximately 46.7% of the outstanding Common Stock of the Company, as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999. Pursuant to the terms of the Stock Purchase Agreement, upon consummation thereof, Leucadia will directly own 27,058,635 shares of Common Stock, which will represent approximately 72.5% of the Common Stock to be outstanding following the closing under the Stock Purchase Agreement.

                     (b) As of the date of this Amendment No. 4, Leucadia has sole voting and dispositive powers with respect to 9,000,000 shares of Common Stock. After giving effect to the purchases under the Stock Purchase Agreement, Leucadia will have sole voting and dispositive powers with respect to the 27,058,635 shares of Common Stock.

                     (c) The information contained in Item 4 of this Schedule 13D concerning the Stock Purchase Agreement entered into by Leucadia is incorporated herein by reference.

                     (d) Not applicable.

                     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                     The information included in response to Item 4 hereof is incorporated herein by reference.

Item 7.    Materials to be Filed as Exhibits.

                    1. Stock Purchase Agreement, as amended, dated as of September 1, 1999, between the Company and Leucadia.

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:       September 2, 1999

                          LEUCADIA NATIONAL CORPORATION


                           By:      /s/  BARBARA LOWENTHAL
                               -------------------------------------------
                           Name:    Barbara L. Lowenthal
                           Title:   Vice President




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                                  EXHIBIT INDEX

Exhibit No.                                           Document

       1. Stock Purchase Agreement, as amended, dated as of September 1, 1999, between the Company and
                                            Leucadia.








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